Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
October 31, 2005
Employee Q&A

October 31, 2005
Employee Questions and Answers
Prior to joining Inco I worked at Falconbridge. Will my time at Falconbridge be added to my current credited service for pension purposes?
At this point in time it is too early to say how seniority for pension purposes will or won’t be affected by the combination of Inco and Falconbridge. These and other important questions from a human resource standpoint will be looked at closely as part of the integration process.
I thought copper wasn’t our core business and was the reason for the closing of the refinery in Sudbury. Why are we excited about copper production all of a sudden?
We believe that copper, like nickel, has an excellent future — and it helps that it is currently selling at near-record levels. Our focus on nickel is based on the belief that nickel has the best prospects of any metal. That outlook hasn’t changed. However, the combination of Inco and Falconbridge will allow the ‘new Inco’ to occupy leading positions in the best two metals around. While to some, that may appear to contradict our decision to close our Copper Refinery in Sudbury, the logic is entirely consistent. The closure of our copper refinery recognized that copper represents only 10% of our revenues in Sudbury — however, copper revenues are significant in Falconbridge’s South American and Northern Canada operations. In the existing Inco, we can’t compete when it comes to refining copper, given our current refining facility — so we negotiated an agreement where we could realize more value to Inco by selling our product to someone who could refine our copper at lower cost — Falconbridge.
Inco and Falconbridge were previously viewed as mid-sized companies. Where does the merger put us in the global size ranking of mining companies?

The ‘new Inco’ will be the second largest mining and metals company headquartered in North America based upon enterprise value (market capitalization). We will be the world’s leading nickel company as well as a leading producer of copper. In terms of enterprise value, the new Inco would be the sixth-largest mining and metals company in the world — behind only BHP Billiton, Rio Tinto, Anglo American, CVRD and Alcoa.
What is the situation with Falconbridge’s Norway refinery?
While what exactly will be done with Falconbridge’s Nikkelverk Refinery in Norway is unclear, we do know that we will need regulatory clearances from authorities in Canada, the U.S. and the European Union to complete this transaction. The ‘new Inco’ would have a significant share of the current market for nickel used in super alloys in the U.S. and to a lesser extent, Europe, which may be concerning to some from a competition standpoint. To expedite the clearance process, Inco is prepared, if required, to divest the Nikkelverk refinery and certain related marketing organizations, as a post-transaction event. This divestiture, if required, could happen through a sale, IPO, or distribution to new Inco shareholders of shares in a company formed to own and separately operate these assets. If required, Inco would provide the refinery — on an arms length basis — with intermediate product to meet its forecast needs, consistent with what Falconbridge would have done.
How will integration take place? Who will be responsible?
The integration process is difficult at this early stage because Inco and Falconbridge remain two separate companies. Our first priority is to remain focused on our business — specifically operating safely and delivering results. We can’t afford to lose focus on meeting our business objectives.
Looking ahead, we would like to have the bulk of the integration complete within six months after the deal is closed — but certain elements of the process may take longer. Ron Aelick, the newly named Executive Vice-President of Integration will lead the process.

What does the timeframe for the acquisition look like?
The acquisition is structured in two stages. While the timing is not set in stone, we expect to have completed the first stage, the tender offer, in early 2006. This first stage of the transition is conditional on acceptance by at least 2/3 of Falconbridge common shareholders and regulatory clearance. The second stage, the acquisition of 100% of Falconbridge and the combination of the two companies, is expected to close some time in the first quarter of 2006.
Will the ‘new Inco’ keep all of Falconbridge’s assets?
This is difficult to answer in advance of the completed integration and any hurdles we might encounter in securing all necessary regulatory clearances. For example, we have publicly stated our willingness to divest the Nikkelverk Refinery, if necessary, to expedite the clearance process.
Having said that, we are very pleased with the quality of the Falconbridge assets around the globe. All of our respective plants and mines in Sudbury will continue to operate, and we see growth opportunities in nickel in New Caledonia and copper in South America. We will also benefit from having aluminum and zinc generating cash for the business.
Will wages, bonus systems, and pensions and benefits become the same?
At this point in time it is too early to say how any of these will or won’t be affected by the combination of Inco and Falconbridge. These and other important human resource related issues will be evaluated very closely as part of the integration process. We can say that current contracts between Inco and its unions and Falconbridge and its unions remain in place and will be respected.
How will ‘duplicate services’ or ‘redundancies’ be handled?

The issue of what ‘redundancies’ or ‘duplicate services’ might exist once the combination is complete is one that can’t be tackled until that time. We will have a transparent and fair process. Where rationalization is required it will be approached in a way that offers as much support and understanding as possible to the people affected.
Will Inco still go ahead with the announcements from a few weeks ago about creating an Asia-Pacific Region?
Yes, we still believe that significant growth will occur for the ‘new Inco’ in the Asia-Pacific region and we will continue with our plans to open our Regional office there.
Where will the new head office be located — in one of the Falconbridge locations or at 145 King St West?
While we can’t provide an exact location, we can tell you that in all likelihood it will be in downtown Toronto. Our facilities team will be working on this and other important decisions and offering recommendations.
Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this employee Q&A represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.